UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2023

Commission File Number: 001-41421

Alvotech

(Translation of registrant’s name into English)

9, Rue de Bitbourg,

L-1273 Luxembourg,

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F                ☐  Form 40-F

INCORPORATION BY REFERENCE

The information contained in this report on Form 6-K, excluding Exhibit 99.1, shall be deemed to be incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-266881) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit 99.1 hereto is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Termination of Agreements with STADA

On May 19, 2023, Alvotech entered into three termination agreements (the “Termination Agreements”) with STADA Arzneimittel AG (“STADA”) to terminate the license and supply agreements between Alvotech and STADA pertaining to Alvotech’s product candidates AVT03, a biosimilar candidate to Prolia® / Xgeva® (denosumab), AVT05, a biosimilar candidate to Simponi® and Simponi Aria® (golimumab) and AVT16, a proposed biosimilar to Entyvio® (vedolizumab) (the “Terminated Agreements”). Pursuant to the terms of the Termination Agreements, Alvotech will repay the aggregate amount of €17.4 million that Alvotech had previously received from STADA under the Terminated Agreements within 20 business days.

Any and all rights, title and/or interest in respect of the products which became jointly owned as a result of the Terminated Agreements, excluding any trademarks of STADA and/or any of its Affiliates, shall fully revert back to the entire and sole ownership alone by Alvotech. STADA shall have no further rights or licenses under the Terminated Agreements.

The other agreements between Alvotech and STADA that pertain to AVT02, a biosimilar to Humira® (adalimumab), AVT04, a proposed biosimilar to Stelara® (ustekinumab), and AVT06, a biosimilar candidate to Eylea® (aflibercept), were not terminated or amended.

The description of the Termination Agreements is qualified in its entirety by the Termination Agreements, a copy of which will be filed by the Company with the Securities and Exchange Commission.

Entry into Agreements with Advanz

On May 22, 2023, Alvotech entered into a master license and supply agreement (the “License and Supply Agreement”) with Mercury Pharma Group Limited (trading as Advanz Pharma Holdings) (“Advanz”) and agreed on product schedules with respect to the supply and commercialization in Europe of AVT05, a biosimilar candidate to Simponi® and Simponi Aria® (golimumab), AVT16, a proposed biosimilar to Entyvio® (vedolizumab), and three additional early-stage, undisclosed biosimilar candidates (each, a “Product Schedule” and, all together with the License and Supply Agreement, the “Advanz Agreements”).

Under the terms of the Advanz Agreements, Alvotech will develop the product candidates and provide the dossier of data, information and know-how relating to the relevant product candidate to Advanz. Alvotech retains full ownership of all intellectual property rights in the product candidates and the dossiers. Advanz has an exclusive right to use the dossiers to apply for, and, subject to grant, maintain regulatory approvals for the products and to commercialize them in the European Economic Area, the United Kingdom and Switzerland. Advanz will make upfront payments in the aggregate amount of €56.0 million at signing of the Product Schedules and agreed to make additional payments for an aggregate amount of up to €264 million upon the achievement of certain development and commercial milestones. Alvotech will manufacture, supply and deliver the product to Advanz and Advanz will exclusively buy the relevant biosimilar candidate from Alvotech at a royalty of approximately 40% of the estimated net selling price or an agreed-upon applicable floor price, whichever is higher, for the duration of the relevant Product Schedule. All invoices for these payments are payable within thirty business days.

Each Product Schedule terminates 20 years after the first launch date in any country and unless then terminated by either party giving to the other at least six months’ notice, shall continue in force on a country-by-country basis automatically for two-year renewal periods until terminated by either party giving to the other at least six (6) months’ prior written notice to take effect at the end of any such Renewal Term. The License and Supply Agreement can be terminated by either party if the other party (i) withholds from the other for a period of three months or more any monies due; (ii) commits or permits any substantial breach of any material term and (for a breach which is capable of remedy) fails to remedy that breach within ninety days of receiving written notice from the other party; (iii) has a receiver or administrator appointed in respect of any of its assets, or enters into any arrangement or composition with its creditors; (iv) goes into liquidation; (v) suspends, or threatens to suspend, payment of its debts or is unable to pay its debts as they fall due; (vi) is the subject of financial reorganization, applies to court for, or obtains, a moratorium; or (vii) a resolution is passed, or an order is made, for the winding up of a party. The License and Supply Agreement can be terminated by Alvotech in respect of a product, if, following 30 days’ written notice, Advanz fails to launch the relevant product in accordance with the License and Supply Agreement. The License and Supply Agreement can be terminated by Advanz in respect of a product if (i) Alvotech, as it specifically relates to such product’s launch orders for a country, rejects any purchase order for the relevant product (provided such order complied with the terms of the License and Supply Agreement); fails to deliver such product within one hundred and eighty days after the delivery date of a confirmed order; or fails to deliver at least 70% of the quantity ordered within one hundred and twenty days after the delivery date of a confirmed order; or (ii) in case a force majeure event prevents Alvotech from continuing to supply such product to Advanz.

A copy of the press release issued on May 24, 2023 in connection with the Advanz Agreements is being furnished herewith as Exhibit 99.1. The description of the Advanz Agreements is qualified in its entirety by the Advanz Agreements, copies of which will be filed by the Company with the Securities and Exchange Commission.

Disclosure of reference products of AVT16 and AVT33

On May 19, 2023, Alvotech disclosed the reference products for two product candidates in its pipeline. The reference product for AVT16 is Entyvio® (vedolizumab) and the reference product for AVT33 is Keytruda® (pembrolizumab).

FORWARD-LOOKING STATEMENTS

Certain statements in this report on Form 6-K may be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements generally relate to future events or the future financial or operating performance of Alvotech and may include, for example, Alvotech’s expectations regarding business prospects and opportunities including pipeline product development, future plans and intentions, results, level of activities, performance, goals, milestones and milestone payments, or achievements or other future events, regulatory review and interactions, the satisfactory responses to the FDA’s inspection findings and resolution of other deficiencies conveyed following the re-inspection of Alvotech’s manufacturing site, the potential approval, including for AVT03, AVT05, AVT16 and other product candidates by the FDA and other regulatory agencies and commercial launch of its product candidates, the timing of the announcement of clinical study results, regulatory applications, approvals and market launches, and the estimated size of the total addressable market of Alvotech’s pipeline products. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Alvotech and its management, are inherently uncertain and are inherently subject to risks, variability, and contingencies, many of which are beyond Alvotech’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted against Alvotech or others following the business combination between Alvotech Holdings S.A., Oaktree Acquisition Corp. II and Alvotech; (2) the ability to raise substantial additional funding, which may not be available on acceptable terms or at all; (3) the ability to maintain stock exchange listing; (4) changes in applicable laws or regulations; (5) the possibility that Alvotech may be adversely affected by other economic, business, and/or competitive factors; (6) Alvotech’s estimates of expenses and profitability; (7) Alvotech’s ability to develop, manufacture and commercialize the products and product candidates in its pipeline; (8) the ability of Alvotech or its partners to respond to inspection findings and resolve deficiencies to the satisfaction of the regulators; (9) actions of regulatory authorities, which may affect the initiation, timing and progress of clinical studies or future regulatory approvals or marketing authorizations; (10) the ability of Alvotech or its partners to enroll and retain patients in clinical studies; (11) the ability of Alvotech or its partners, including STADA and Advanz, to gain approval from regulators for planned clinical studies, study plans or sites; (12) the ability of Alvotech’s partners to conduct, supervise and monitor existing and potential future clinical studies, which may impact development timelines and plans; (13) Alvotech’s ability to obtain and maintain regulatory approval or authorizations of its products, including the timing or likelihood of expansion into additional markets or geographies; (14) the success of Alvotech’s current and future collaborations, joint ventures, partnerships or licensing arrangements, including STADA and Advanz; (15) Alvotech’s ability, and that of its commercial partners, including STADA and Advanz, to execute their commercialization strategy for approved products; (16) Alvotech’s ability to manufacture sufficient commercial supply of its approved products; (17) the outcome of ongoing and future litigation regarding Alvotech’s products and product candidates; (18) the potential impact of the ongoing COVID-19 pandemic on the FDA’s review timelines, including its ability to complete timely inspection of manufacturing sites; (19) the impact of worsening macroeconomic conditions, including rising inflation and interest rates and general market conditions, war in Ukraine and global geopolitical tension, and the ongoing and evolving COVID-19 pandemic on the Company’s business, financial position, strategy and anticipated milestones; and (20) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in documents that Alvotech may from time to time file or furnish with the SEC. There may be additional risks that Alvotech does not presently know or that Alvotech currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this report should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Alvotech does not undertake any duty to update these forward-looking statements or to inform the recipient of any matters of which any of them becomes aware of which may affect any matter referred to in this report. Alvotech disclaims any and all liability for any loss or damage (whether foreseeable or not) suffered or incurred by any person or entity as a result of anything contained or omitted from this report and such liability is expressly disclaimed. The recipient agrees that it shall not seek to sue or otherwise hold Alvotech or any of its directors, officers, employees, affiliates, agents, advisors, or representatives liable in any respect for the provision of this report, the information contained in this report, or the omission of any information from this report.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated May 24, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALVOTECH

Date: May 24, 2023	By:	/s/ Tanya Zharov
Name: Tanya Zharov
Title: General Counsel